UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.  Form
4 or Form 5 obligations may continue.  See Instruction 1(b).

1.  Name and Address of Reporting Person

    Peter E. Salas, General Partner of
    Dolphin Offshore Partners, L.P.
    c/o Dolphin Asset Management Corp.
    129 East 17th Street
    New York, NY  10003


2.  Issuer Name and Ticker or Trading Symbol

    Telenetics Corporation
    TLNT

3.  IRS Number of Reporting Person (Voluntary)


4.  Statement for Month/Year

    4/02

5.  If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s)to Issuer (Check all applicable)

    ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)


7.  Individual or Joint/Group Filing (check Applicable Line)

      X   Form filed by One Reporting Person
          Form filed by More than One Reporting Person





                                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security| 2. Transaction| 3. Transaction| 4. Securities         | 5. Amount of       | 6. Ownership  |7.  Nature of |
   (Instr. 3)       |    Date       |    Code       |    Acquired (A)       |    Securities      |    Form:      |    Indirect  |
                    |               |    (Instr. 8) |    or Disposed        |    Beneficially    |    Direct (D) |    Beneficial|
                    |    (Month/    |               |    of (D)             |    Owned at End    |    or Indirect|    Ownership |
                    |    Day/       |               |    (Instr. 3,4,       |    of Month        |    (I)        |    (Instr. 4)|
                    |    Year)      |               |    and 5)             |    (Instr. 3 and 4)|    (Instr. 4) |              |
                    |               |          |    |          |(A) or|     |                    |               |              |
                    |               |    Code  | V  |    Amount|(D)   |Price|                    |               |              |
_________________________________________________________________________________________________________________________________
Common Stock              6/20/01         M          3,700,049  A  $0.2027/sh     4,348,949             I               (5)
---------------------------------------------------------------------------------------------------------------------------------

                                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of        | 2. Conver-  | 3. Trans-  | 4. Trans-  | 5. Number of    | 6. Date Exer-     | 7. Title and Amount |
   Derivative      |    sion or  |    action  |    action  |    Derivative   |    cisable and    |    of Underlying    |
   Security        |    Exercise |    Date    |    Code    |    Securities   |    Expiration     |    Securities       |
   (Instr. 3)      |    Price of |    (Month/ |    (Instr. |    Acquired     |    Date           |    (Instr. 3 and 4) |
                   |    Deri-    |    Date/   |    8)      |    (A) or       |    (Month/Day/    |                     |
                   |    vative   |    Year)   |            |    Disposed of  |    Year)          |                     |
                   |    Security |            |            |    (D) (Instr.  |                   |                     |
                   |             |            |            |    3, 4 and 5)  |                   |                     |
                   |             |            |____________|_________________|___________________|_____________________|
                   |             |            |      |     |        |        |         |         |        |            |
                   |             |            |      |     |        |        | Date    | Expira- |        | Amount or  |
                   |             |            |      |     |        |        | Exer-   | tion    |        | Number of  |
                   |             |            | Code |  V  |  (A)   |  (D)   | cisable | Date    | Title  | Shares     |
___________________|_____________|____________|______|_____|________|________|_________|_________|________|____________|

Common Stock	     $0.2027(1)     6/20/01     M                  3,700,049(1) immed.   4/29/04  Common    3,700,049
Purchase Warrant                                     						  Stock

Conv. Sub.            $0.67(2)      6/29/01     J(2)                  (2)       immed.   1/2/03   Common    3,156,716
Deb. due 1/2/2003                                                                                 Stock

Conv. Sub.            $0.67(2)      6/29/01     J(2)        (2)                 immed.   1/2/03   Common    3,156,716
Deb. due 1/2/2003                                                                                 Stock

Conv. Sub.            $0.44064(3)   4/1/02      J(3)                  (3)       immed.   1/2/03   Common    4,799,837
Deb. due 1/2/2003                                                                                 Stock

Conv. Sub.            $0.44064(3)   4/1/02      J(3)        (3)                   (6)    4/1/05   Common    4,799,837
Deb. due 1/2/2003   										  Stock

Common Stock	      $0.44064(4)   4/1/02      J(4)      3,599,878               (6)    4/1/07   Common    3,499,878
Purchase Warrant        									  Stock



   8. Price of            9. Number of        10. Ownership       11. Nature of
      Derivative             derivative           Form of             Indirect
      Security               Securities           Derivative          Beneficial
      (Instr. 5)             Benefi-              Security            Ownership
                             cially               Direct (D)          (Instr. 4)
                             Owned at             or Indirect
                             End of               (I) (Instr.
                             Month                4)
                             (Instr. 4)

                                                      I                  (5)
     (2)                     3,156,716                I                  (5)
     (2)                     3,156,716                I                  (5)
     (3)                     4,799,837                I                  (5)
     (3)                     4,799,837                I			 (5)
     (4)                     3,599,878                I                  (5)


Explanation of Responses:

(1)	Represents anti-dilution-adjusted exercise price and number of derivative securities. As reported on the reporting person's amended Form 3, this warrant previously was exercisable for 1,119,403 shares at $0.67 per share.

(2)	Convertible subordinated debenture due January 2, 2003 was modified by the issuer to increase the interest rate from
7% to 10% and to provide for quarterly interest payments in arrears instead of semi-annual interest payments. As a result of these modifications, the original convertible subordinated debenture is treated as disposed of and a new debenture is treated as acquired. The conversion price of the debenture is subject to various anti-dilution adjustment provisions.

(3)	Convertible subordinated debenture due January 2, 2003 was reinvested in a secured convertible promissory note due
April 1, 2005. The conversion price of the promissory note is subject to various anti-dilution adjustment provisions.  The reporting person may use an alternate conversion price if the market price of the issuer's common stock is less than $0.55 at a specified time in the future. The market price is the average of the three lowest volume weighted average prices of the issuer's common stock during the 25 trading days immediately prior to conversion of the note. The alternate conversion price is subject to a ceiling equal to $0.44064 and a floor equal to $0.10 and is initially 85% of the market price of the issuer's common stock at the time of a conversion of the note, subject to adjustment based on the issuer's failure to satisfy certain commitments with respect to registration for resale with the SEC of shares of common stock underlying the note.

(4)	Common stock purchase warrant was acquired from the issuer in connection with the issuance of the secured convertible promissory note referenced in footnote 3, above. The exercise price of the common stock purchase warrant is subject to various anti-dilution adjustment provisions.

(5)	As General Partner of Dolphin Offshore Partners, L.P.

(6)	Immediately exercisable or convertible, subject to contractual limitations that prohibit the reporting person from converting the note or exercising the warrant to the extent that conversion of the note would result in the reporting person together with its affiliates, beneficially owning in excess of 4.999% or 9.999% of the issuer's outstanding shares of common stock, and to the extent that exercise of the warrant would result in the reporting person, together with its affiliates, beneficially owning in excess of 4.999% of the issuer's outstanding shares of common stock. The reporting person may waive the
4.999% limitations upon 60 days' prior written notice to the issuer




Signature of Reporting Person:

 /s/ Peter E. Salas
__________________________
     Peter E. Salas


Date: May 9, 2002